-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             IVAX DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45070W 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                IVAX Corporation
                           c/o Richard S. Egosi, Esq.
                         Teva Pharmaceuticals USA, Inc.
                                 425 Privet Road
                                  P.O. Box 1005
                             Horsham, PA 19044-8005
                                 (215) 293-6400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Peter H. Jakes, Esq.
                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                September 2, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D/A

-----------------------------                              ---------------------
CUSIP No. 45070W 10 9                                      Page 2 of 5 Pages
-----------------------------                              ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Teva Pharmaceutical Industries Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D/A

-----------------------------                              ---------------------
CUSIP No. 45070W 10 9                                      Page 3 of 5 Pages
-----------------------------                              ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            IVAX Corporation
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not applicable
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Florida
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 26, 2001 by IVAX Corporation ("IVAX"), a Florida corporation and wholly-owned subsidiary of Teva (as defined below), as amended by Amendment No. 1 to Schedule 13D/A filed with the SEC on January 26, 2006 (as amended through this Amendment No. 2, the "Schedule 13D"), and is being filed on behalf of IVAX and Teva Pharmaceutical Industries Limited, an Israeli corporation ("Teva" and, together with IVAX, the "Filers"). The Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of IVAX Diagnostics, Inc., a Delaware corporation (the "Company").

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended by adding the following:

     Pursuant to stock purchase agreements entered into by IVAX and each of Debregeas & Associes Pharma SAS, a French Company ("Debregeas"), UMBRIA LLC, a company organized under the laws of the Republic of the Seychelles ("Umbria"), and Paul F. Kennedy (together with Debregeas and Umbria, the "Buyers"), the Buyers purchased from IVAX all of the 20 million shares of Common Stock that IVAX owned for an aggregate purchase price of $14 million. As of the date hereof, neither of the Filers own any Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2008


                               TEVA PHARMACEUTICAL INDUSTRIES LIMITED



                               By:      /s/ Doron Blachar
                                        ----------------------------------------
                               Name:    Doron Blachar
                               Title:   Vice President Finance


                               By:      /s/ Dov Bergwerk
                                        ----------------------------------------
                               Name:    Dov Bergwerk
                               Title    Legal





                               IVAX CORPORATION



                               By:      /s/ Deborah Griffin
                                        ----------------------------------------
                               Name:    Deborah Griffin
                               Title:   Vice President and Treasurer


                               By:      /s/ Austin D. Kim
                                        ----------------------------------------
                               Name:    Austin D. Kim
                               Title    Assistant Secretary





               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                     WITH RESPECT TO IVAX DIAGNOSTICS, INC.]